SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended ______________________

OR

[X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from September 1, 2000 to December 31, 2000

Commission file number ________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Westmoreland Coal Company, 2 North Cascade Ave., 14th Floor, Colorado Springs, CO 80903

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: ______________________

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Westmoreland Coal Company and Affiliated Companies Employees Savings/Retirement Plan

May 10, 2002
Date

Lorna M. Souther
Lorna M. Souther
Plan Administrator

Consent of Independent Auditors

The Savings/Retirement Plan Administrative Committee
Westmoreland Coal Company and Affiliated Companies:

We consent to incorporation by reference in the registration statement (No. 333-56904) on Form S-8 of Westmoreland Coal Company of our report dated April 3, 2002, relating to the statements of net assets available for distribution to participants of the Westmoreland Coal Company and Affiliated Companies Employees' Savings/Retirement Plan as of December 31, 2000 and August 31, 2000 and the statements of changes in net assets available for distribution to participants for the four-month period ended December 31, 2000 and the year ended August 31, 2000, and the related schedule, which report appears in the December 31, 2000 annual report on Form 11-K of the Westmoreland Coal Company and Affiliated Companies Employees' Savings/Retirement Plan.

KPMG LLP

KPMG LLP

Denver, Colorado
May 10, 2002

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2000

This Form is Open to Public Inspection

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ **Complete all entries in accordance with the instructions to the Form 5500.**

Part I Annual Report Identification Information

For the calendar plan year 2000 or fiscal plan year beginning 09/01/2000 , **and ending** 12/31/2000 ,

A This return/report is for: (1) [ ] a multiemployer plan; (2) [X] a single-employer plan (other than a multiple-employer plan); (3) [ ] a multiple-employer plan; or (4) [ ] a DFE (specify) ________

B This return/report is: (1) [ ] the first return/report filed for the plan; (2) [X] an amended return/report; (3) [ ] the final return/report filed for the plan; (4) [X] a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ [ ]

D If you filed for an extension of time to file, check the box and attach a copy of the extension application ▶ [X]

Part II Basic Plan Information — enter all requested information.

1a Name of plan
WESTMORELAND COAL CO & AFFILIATED COS EMPLOYEE SAVINGS RETIREMENT PLAN

1b Three-digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.) 11/01/1963

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
WESTMORELAND COAL COMPANY

14TH FLOOR
2 NORTH CASCADE AVENUE

COLORADO SPRINGS CO 80903

2b Employer Identification Number (EIN) 23-1128670

2c Sponsor's telephone number 719-~~448-5800~~ 442-2600

2d Business code (see instructions) 212110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements, and attachments, and to the best of my knowledge and belief, it is true, correct, and complete.

Lorna M. Souther 4/16/02 LORNA M. SOUTHER

Signature of plan administrator — Date — Typed or printed name of individual signing as plan administrator

______ ______ ______

Signature of employer/plan sponsor/DFE — Date — Typed or printed name of individual signing as employer, plan sponsor or DFE as applicable

Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same") SAME	**3b** Administrator's EIN
	3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:	**b** EIN
a Sponsor's name	**c** PN
5 Preparer information (optional) **a** Name (including firm name, if applicable) and address	**b** EIN
	c Telephone number

6 Total number of participants at the beginning of the plan year	**6**	78
7 Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a Active participants	**7a**	23
b Retired or separated participants receiving benefits	**7b**	0
c Other retired or separated participants entitled to future benefits	**7c**	43
d Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	66
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f Total. Add lines **7d** and **7e**	**7f**	66
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	66
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	0
i If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	

8 Benefits provided under the plan (complete **8a** through **8c**, as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2F 2H 2J 2K

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

c [ ] Fringe benefits (check this box if the plan provides fringe benefits)

9a Plan funding arrangement (check all that apply)	**9b** Plan benefit arrangement (check all that apply)
(1) [ ] Insurance	(1) [ ] Insurance
(2) [ ] Section 412(*i*) insurance contracts	(2) [ ] Section 412(*i*) insurance contracts
(3) [X] Trust	(3) [X] Trust
(4) [ ] General assets of the sponsor	(4) [ ] General assets of the sponsor

Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

(1) [X] R (Retirement Plan Information)

(2) [X] 1 T (Qualified Pension Plan Coverage Information)

If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year ▶ ______

(3) [ ] B (Actuarial Information)

(4) [ ] E (ESOP Annual Information)

(5) [ ] SSA (Separated Vested Participant Information)

b Financial Schedules

(1) [ ] H (Financial Information)

(2) [X] I (Financial Information -- Small Plan)

(3) [ ] ____ A (Insurance Information)

(4) [ ] C (Service Provider Information)

(5) [ ] D (DFE/Participating Plan Information)

(6) [ ] G (Financial Transaction Schedules)

(7) [ ] ____ P (Trust Fiduciary Information)

c Fringe Benefit Schedule

[ ] F (Fringe Benefit Plan Annual Information)

SCHEDULE I (Form 5500)	Financial Information -- Small Plan	Official Use Only
Department of the Treasury Internal Revenue Service Department of Labor Pension and Welfare Benefits Administration Pension Benefit Guaranty Corporation	This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code). ▶ **File as an attachment to Form 5500.**	OMB No. 1210-0110 **2000** **This Form is Open to Public Inspection.**

For calendar year 2000 or fiscal plan year beginning 09/01/2000 and ending 12/31/2000

A Name of plan
WESTMORELAND COAL CO. EMPLOYEE RETIREMENT PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
WESTMORELAND COAL COMPANY

D Employer Identification Number
23-1128670

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1 Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a Total plan assets	1a	3,625,165	3,619,460
b Total plan liabilities	1b		
c Net plan assets (subtract line 1b from line 1a)	1c	3,625,165	3,619,460
2 Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a Contributions received or receivable			
(1) Employers	2a(1)	13775	
(2) Participants	2a(2)	44164	
(3) Others (including rollovers)	2a(3)		
b Noncash contributions	2b		
c Other income	2c	11458	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		69397
e Benefits paid (including direct rollovers)	2e	75102	
f Corrective distributions (see instructions)	2f		
g Certain deemed distributions of participant loans (see instructions)	2g		
h Other expenses	2h		
i Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		75102
j Net income (loss) (subtract line 2i from line 2d)	2j		-5705
k Transfers to (from) the plan (see instructions)	2k		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	

Official Use Only

			Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		564854
e	Participant loans	3e	X		50566
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Transactions During Plan Year

			Yes	No	Amount
4	During the plan year:				
a	Did the employer fail to transmit to the plan any participant contributions within the maximum time period described in 29 CFR 2510.3-102? (See instructions)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Did the plan engage in any nonexempt transaction with any party-in-interest?	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		10,000,000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ____________

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

WESTMORELAND COAL COMPANY AND AFFILIATED COMPANIES EMPLOYEES' SAVINGS/RETIREMENT PLAN

Table of Contents

KPMG

707 Seventeenth Street
Suite 2300
Denver, CO 80202

Independent Auditors' Report

The Savings/Retirement Plan Administrative Committee
Westmoreland Coal Company and Affiliated Companies:

We have audited the accompanying statements of net assets available for distribution to participants of the Westmoreland Coal Company and Affiliated Companies Employees' Savings/Retirement Plan (the Plan) as of December 31, 2000 and August 31, 2000, and the related statements of changes in net assets available for distribution to participants for the four-month period ended December 31, 2000 and the year ended August 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for distribution to participants of the Plan as of December 31, 2000 and August 31, 2000, and the changes in net assets available for distribution to participants for the four-month period ended December 31, 2000 and the year ended August 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
April 3, 2002

WESTMORELAND COAL COMPANY AND AFFILIATED COMPANIES EMPLOYEES' SAVINGS/RETIREMENT PLAN

Statements of Net Assets Available for Distribution to Participants

December 31, 2000 and August 31, 2000

		December 31, 2000	August 31, 2000
Investments at fair value:			
Westmoreland Common Stock Fund:			
Westmoreland Common Stock	$	543,850	218,337
Temporary Investment Fund		10,396	4,233
		554,246	222,570
Westmoreland Preferred Stock Fund:			
Westmoreland Preferred Stock		10,025	8,352
Temporary Investment Fund		583	394
		10,608	8,746
Dreyfus Cash Management Fund		482,003	464,979
Dreyfus Capital Preservation Fund		68,127	78,113
Dreyfus Short-Intermediate Government Fund		115,957	178,701
Dreyfus Disciplined Stock Fund		428,097	478,557
Dreyfus S&P 500 Stock Fund		1,565,091	1,761,987
Dreyfus New Leaders Fund		285,777	309,428
Dreyfus International Growth Fund		58,988	64,613
Participant loans		50,566	57,471
Net assets available for distribution to participants	$	3,619,460	3,625,165

See accompanying notes to financial statements.

WESTMORELAND COAL COMPANY AND AFFILIATED COMPANIES EMPLOYEES' SAVINGS/RETIREMENT PLAN

Statements of Changes in Net Assets Available for Distribution to Participants

Four-month period ended December 31, 2000 and year ended August 31, 2000

	December 31, 2000	August 31, 2000
Additions to net assets attributed to:		
Company contributions	$ 13,775	51,126
Employee contributions	44,164	163,584
	57,939	214,710
Investment income (loss):		
Interest and dividends	26,511	69,821
Net appreciation (depreciation) of investments, including realized and unrealized gains and losses	(15,053)	457,184
Total additions	69,397	741,715
Deductions from net assets attributed to:		
Distributions to participants	75,102	835,264
Net decrease	(5,705)	(93,549)
Net assets available for distribution to participants:		
Beginning of period	3,625,165	3,718,714
End of period	$ 3,619,460	3,625,165

See accompanying notes to financial statements.

WESTMORELAND COAL COMPANY AND AFFILIATED COMPANIES EMPLOYEES' SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2000 and August 31, 2000

(1) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation

The Westmoreland Coal Company and Affiliated Companies Employees' Savings/Retirement Plan (the Plan) is a defined contribution plan sponsored by Westmoreland Coal Company and its affiliated companies (the Company or Employer).

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for distribution to participants and changes in those net assets.

The Plan was amended to define the plan year as prior to September 1, 2000, the twelve-month consecutive period that begins on any September 1 and ends on the following August 31; the period from September 1, 2000 to December 31, 2000; and the twelve-month consecutive period that begins on January 1, 2001 or any anniversary thereof, and ends on the following December 31. Accordingly, the accompanying financial statements are presented as of and for the four-month period ended December 31, 2000, and as of and for the year ended August 31, 2000, and therefore are not comparable.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets available for participant benefits during the reporting period. Actual results could differ significantly from those estimates.

(b) Investments

The Westmoreland common and preferred stock are recorded at quoted market value.

The Dreyfus Cash Management Fund, Dreyfus Capital Preservation Fund, Temporary Investment Funds, and participant loans are valued at cost, which approximates fair value.

The Dreyfus Short-Intermediate Government Fund, Dreyfus Disciplined Stock Fund, Dreyfus S&P 500 Stock Fund, Dreyfus New Leaders Fund, and Dreyfus International Growth Fund are recorded at fair value based upon quoted market prices of the securities underlying the funds.

The Company is restricted by certain debt covenants from paying dividends on its common stock. Further payment of common stock dividends is not permitted until preferred stock dividend arrearages, discussed below, are satisfied.

The Company preferred stock dividends of 8.5% per annum were paid in 1993 and the first two quarters of 1994. From that time through December 31, 2000, twenty-six quarterly dividends have not been declared or paid and are cumulatively in arrears. The cumulative unpaid preferred stock dividends relating to the shares held by the Plan at December 31, 2000 and August 31, 2000 totaled $6,235 and $5,916, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Gains and losses on sale of investments are determined using the average cost method. Changes in market values after the Plan year end are not reflected in the accompanying financial statements.

(c) ***New Accounting Pronouncements***

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133). SFAS 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS 137, the Plan is required to adopt SFAS 133 effective January 1, 2001. Management has determined that the impact of SFAS 133 on the Plan financial statements is expected to be immaterial.

(2) Description of Plan

The following summary of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) ***General***

The Plan is administered by a Plan administrative committee, which is appointed by the board of directors of the Company. While the Plan administrative committee is the administrator of the Plan, the trustee, Mellon Bank, N.A., has full responsibility for the control and management of the assets of the Plan. All trustee fees, administrative costs, and investment fees of the Plan are paid by the Company. Effective April 1, 2001, the Plan changed its trustee to CG Trust Company.

All active, full-time employees, not subject to collective bargaining agreements, who have completed at least six months of continuous service (1,000 hours of service) are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

(b) ***Contributions***

Participants may contribute between 1% and 15% of their base compensation. The participant's maximum contribution is limited by the Internal Revenue Code to $10,500 for the calendar year 2000. The Company matches employee contributions under the Plan in an amount equal to 50% of the employee contributions, not to exceed 2.5% of base compensation. Prior to December 31, 1993, all Company matching contributions were invested in the Westmoreland Common Stock Fund or the Westmoreland Preferred Stock Fund. These holdings may not be transferred into other funds until the participant reaches age 55.

(Continued)

(c) *Participant Accounts*

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) *Distributions*

On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or in annual installments over a five-, ten-, or fifteen-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(e) *Vesting*

Participants are fully vested at all times in the entire balance in their accounts, including shares and cash attributable to the Company's contributions.

(3) Participant Loans

Participants may request loans from the Plan, which may only be taken from participant contribution account balances. No loan may be granted in an amount less than $1,000. The maximum loan may not exceed 50% of the fair value of the participant's account balance to a maximum of $50,000, and may be further limited by other provisions of the Internal Revenue Code. The loans are generally repayable over a maximum period of five years and the interest rate is equal to the prime rate plus 1% as of the loan application date. Loans for a primary residence may be repaid over a period of up to 20 years. Principal repaid and interest paid are credited to the participant's accounts. A participant is not permitted to take out any new loans until prior loans are fully repaid. The interest rates on loans outstanding at December 31, 2000 and August 31, 2000 range from 8.75% to 10.50%.

(4) Income Taxes

The Plan obtained its latest determination letter February 2, 1996, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and, therefore, is exempt from federal income taxes. The Plan has been amended since receiving this letter. However, in the opinion of the plan administrator, the Plan is being operated within the terms of the Plan and remains qualified under the applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(5) Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

(Continued)

(6) Administrative Expenses

The Employer pays all administrative expenses of the Plan other than transaction charges for distributions, which are deducted from participant accounts.

(7) Investments

In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, *Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters* (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for Plan years ending after December 15, 1999, with earlier application encouraged. Accordingly, the Plan adopted SOP 99-3 during the Plan year ended August 31, 1999. Information previously required to be disclosed about participant-directed fund investment programs are not presented in the financial statements.

Investments representing 5% or more of net assets available for distribution to participants as of December 31, 2000 and August 31, 2000 are as follows:

		December 31, 2000	August 31, 2000
Westmoreland Common Stock Fund	$	554,246	222,570
Dreyfus Cash Management Fund		482,003	464,979
Dreyfus Disciplined Stock Fund		428,097	478,557
Dreyfus S&P 500 Stock Fund		1,565,091	1,761,987
Dreyfus New Leaders Fund		285,777	309,428

Net appreciation (depreciation) of investments, including realized and unrealized gains and losses for the four months ended December 31, 2000 and year ended August 31, 2000, are as follows:

		December 31, 2000	August 31, 2000
Westmoreland Common Stock Fund	$	329,332	20,903
Westmoreland Preferred Stock Fund		1,168	(183)
Dreyfus Short-Intermediate Government Fund		2,329	266
Dreyfus Disciplined Stock Fund		(74,474)	79,201
Dreyfus S&P 500 Stock Fund		(234,952)	251,319
Dreyfus New Leaders Fund		(29,152)	94,859
Dreyfus International Growth Fund		(9,304)	10,819
	$	(15,053)	457,184

(Continued)

The participants direct their contributions (both Company and employee contributions) to invest in any combination of the following:

Westmoreland Common Stock Fund – The custodian of the Plan buys shares of Westmoreland Coal Company common stock at the prevailing price on the open market. Any cash dividends paid are used to buy additional shares of Westmoreland common stock. The Westmoreland Common Stock Fund held 59,600 and 60,231 shares of Westmoreland common stock at December 31, 2000 and August 31, 2000, respectively. The market value of the stock on these dates was $9.125 and $3.625 per share, respectively.

Westmoreland Preferred Stock Fund – This fund provides the participant the option to invest in Westmoreland Coal Company preferred stock, which offers a cumulative dividend that is preferential to its common stock. The Westmoreland Preferred Stock Fund held 489 and 464 shares of Westmoreland preferred stock at December 31, 2000 and August 31, 2000, respectively. The market value of the stock on these dates was $20.50 and $18.00 per share, respectively.

Dreyfus Cash Management Fund – This fund invests in short-term securities, such as certificates of deposit, U.S. Treasury securities, and other money market instruments.

Dreyfus Capital Preservation Fund – This fund invests in guaranteed interest contracts, certificates of deposit, and commercial paper with maturities no greater than five years.

Dreyfus Short-Intermediate Government Fund – This fund invests in U.S. Government and agency securities with maturities no greater than three and one half years.

Dreyfus Disciplined Stock Fund – This fund invests in a diversified group of equity securities.

Dreyfus S&P 500 Stock Fund – This fund invests in most of the 500 stocks included in the S&P 500 index.

Dreyfus New Leaders Fund – This fund invests principally in common stocks of domestic and foreign issuers.

Dreyfus International Growth Fund – This fund invests in equity securities of foreign issuers throughout the world.

Temporary Investment Funds – These funds hold temporary cash investments maintained by the custodian pending the purchase of or investment in participant directed investments.

WESTMORELAND COAL COMPANY AND AFFILIATED COMPANIES EMPLOYEES' SAVINGS/RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2000

Identity of issuer, borrower, *or other similar party*		**Fair value**
Short-term investments:		
* Dreyfus Cash Management Fund	$	482,003
* Temporary Investment Fund		10,979
		492,982
Equity securities:		
* Westmoreland Preferred Stock, 489 shares		10,025
* Westmoreland Common Stock, 59,600 shares		543,850
		553,875
Common/collective trust funds:		
* Dreyfus Capital Preservation Fund		68,127
* Dreyfus Short-Intermediate Government Fund		115,957
* Dreyfus Disciplined Stock Fund		428,097
* Dreyfus S&P 500 Stock Fund		1,565,091
* Dreyfus New Leaders Fund		285,777
* Dreyfus International Growth Fund		58,988
		2,522,037
Participant loans (interest rates ranging from 8.75% to 10.50%)		50,566
Total investments	$	3,619,460

* Denotes party-in-interest

Note: Information on cost of investments is excluded for participant-directed investments.

See accompanying independent auditors' report.